Press Release

GreenPower Establishes ATM Equity Program

Vancouver, Canada  September 16, 2022  - GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower" or the "Company"), a leading manufacturer and distributor of zero-emission, electric-powered medium and heavy-duty vehicles, is pleased to announce that it has entered into a sales agreement (the “Sales Agreement”) with Roth Capital Partners, LLC (“Roth”), to establish an at-the-market equity program (the “ATM Program”). The Company, at its discretion, may issue up to US$20,000,000 of common shares (the “Common Shares”) of the Company under the ATM Program, which will be issued from treasury to the public. Any Common Shares sold under the ATM Program will be sold at market price, or as otherwise agreed upon by the Company and Roth by means of ordinary brokers’ transactions on the Nasdaq Capital Market (“Nasdaq”) or any other existing trading market for the Common Shares in the United States. The Company intends to use the net proceeds of any sales of Common Shares under the ATM Program for the production of all-electric vehicles, including EV Star cab and chassis, EV Star cargo, EV Stars and school buses, as well as for product development with the remainder, if any, for general corporate purposes.

The Company is not obligated to make any sales of Common Shares under the Sales Agreement. There are no warrants, derivatives, financial or business covenants associated with the Sales Agreement.

Under the Sales Agreement, sales of Common Shares will be made through "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions on Nasdaq or on any other existing trading market for the Common Shares in the United States. No Common Shares will be offered or sold in Canada under the ATM Program. The Company is not obligated to make any sales of Common Shares under the Sales Agreement. The offering of Common Shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the termination of the Sales Agreement by the Company or Roth, (ii) the issuance and sale of all of the Common Shares subject to the Sales Agreement, or (iii) November 4, 2023. The Company will pay Roth a commission rate equal to 2.75% of the aggregate gross proceeds from the sale of Common Shares pursuant to the Sales Agreement. The Company will also reimburse Roth for certain of its expenses.

The ATM Program is being made pursuant to a prospectus supplement to the Company's base shelf prospectus dated October 1, 2021, included in the Company's existing U.S. registration statement on Form F-10. The prospectus supplement relating to the ATM Program has been filed with the securities commissions in each of the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission. Copies of the relevant documents are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov  Alternatively, the documents may also be obtained from Roth Capital Partners, LLC 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660; (800) 678-9147.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Contacts:

Fraser Atkinson, CEO

(604) 220-8048
Michael Sieffert, CFO
(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van, and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the TSX Venture Exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020.

Forward-Looking Statements

This news release contains forward-looking statements. Forward-looking statements are not based on historical facts, but rather on management's current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. The forward-looking statements in this press release include statements relating to the ATM Program, including the number of Common Shares to be sold in connection thereto, the proposed use of proceeds from the ATM Program, and the termination of the Sales Agreement. These statements involve risks, estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in these statements, including, among others, risks and uncertainties associated with market conditions, as well as risks and uncertainties associated with GreenPower's business and finances in general. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. GreenPower undertakes no obligation to update or revise any forward-looking statements for any reason, except as required by law, including the securities laws of the United States and Canada.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts are in U.S. dollars © 2022 GreenPower Motor Company Inc. All rights reserved.